September 30, 2009	Unaudited Interim Consolidated Financial Statements
Suite 1188, 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2009	2008
	$	$
Assets

Current assets
Cash and cash equivalents	149,551	61,851
Marketable securities	10,854	43,610
Accounts receivable and other	20,567	36,109
Inventories	117,477	86,966
Future income taxes	634	175
	299,083	228,711
Investment in Sino Gold (note 8)	345,415	-
Restricted assets and other	9,879	8,349
Mining interests	703,700	668,309
	1,358,077	905,369

Liabilities

Current liabilities
Accounts payable and accrued liabilities	50,898	42,659
Debt (note 5)	147	139
Future income taxes	2,346	1,097
	53,391	43,895
Asset retirement obligations	5,025	4,812
Future income taxes	63,240	60,043
	121,656	108,750

Non-controlling interest	6,043	4,799

Shareholders* Equity

Share capital (note 6(a))	1,221,951	931,933
Contributed surplus (note 6(b))	18,731	19,378
Accumulated other comprehensive income (loss) (note 6(c))	74,101	(5,971)
Deficit	(84,405)	(153,520)
	1,230,378	791,820
	1,358,077	905,369

Commitment (note 8)

Approved on behalf of the Board of Directors

                (Signed) Robert Gilmore          Director               (Signed) Paul N. Wright              Director

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations and Deficit

For the periods ended September 30,

(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Nine months ended
	2009	2008	2009	2008
	$	$	$	$
Revenue
Gold sales	81,608	65,013	213,961	213,747
Interest and other income	996	3,225	1,583	9,336
	82,604	68,238	215,544	223,083

Expenses
Operating costs	28,109	23,265	75,053	66,061
Depletion, depreciation and amortization	9,017	6,772	20,015	19,108
General and administrative	7,442	6,224	24,101	25,956
Exploration	3,182	7,443	8,618	12,306
Mine standby costs	881	-	1,817	2,432
Asset retirement obligation costs	65	2,609	196	2,875
Foreign exchange (gain) loss	(442)	2,286	(1,569)	1,453
	48,254	48,599	128,231	130,191

(Gain) loss on disposal of assets	119	1,667	(1,344)	1,667
(Gain) loss on marketable securities and restricted asset	(1,168)	372	(1,287)	146
Interest and financing costs	77	756	235	2,626
Loss on derivative contract	-	739	-	2,217
	47,282	52,133	125,835	136,847
Income before income taxes and non-controlling interest	35,322	16,105	89,709	86,236

Income tax (expense) recovery
Current	(13,812)	(8,076)	(27,465)	(22,155)
Future	8,873	9,701	8,115	4,548
	(4,939)	1,625	(19,350)	(17,607)

Non-controlling interest	(229)	(690)	(1,244)	(5,697)

Net income for the period	30,154	17,040	69,115	62,932

Deficit, beginning of period	(114,559)	(271,284)	(153,520)	(317,176)

Deficit, end of period	(84,405)	(254,244)	(84,405)	(254,244)

Weighted average number of shares outstanding
Basic	391,583	363,565	377,601	351,283
Diluted	392,328	365,297	378,821	352,771

Earnings per share
Basic income per share - US$	0.08	0.05	0.18	0.18
Diluted income per share - US$	0.08	0.05	0.18	0.18

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the periods ended September 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	2009	2008	2009	2008
	$	$	$	$
Cash flows generated from (used in):

Operating activities
Net income for the period	30,154	17,040	69,115	62,932
Items not affecting cash
Asset retirement obligations costs	65	2,609	196	2,875
Depletion, depreciation and amortization	9,017	6,772	20,015	19,108
Unrealized foreign exchange (gain) loss	2,050	-	1,624	418
Future income taxes expense (recovery)	(8,873)	(9,701)	(8,115)	(4,548)
(Gain) loss on disposal of assets	119	1,667	(1,344)	1,667
(Gain) loss on marketable securities and restricted asset	(1,168)	372	(1,287)	146
Imputed interest and financing costs	-	11	-	30
Stock-based compensation	1,867	649	7,668	8,492
Pension expense (note 4)	442	-	1,245	-
Non-controlling interest	229	690	1,244	5,697
Loss on derivative contract	-	739	-	2,217
	33,902	20,848	90,361	99,034
Bonus cash award units payments	-	-	(2,543)	-
Property reclamation payments	-	172	-	(1,225)
Contractual severance payments	-	(544)	-	(803)
Changes in non-cash working capital (note 9)	(6,317)	(18,773)	2,341	(8,929)
	27,585	1,703	90,159	88,077

Investing activities
Mining interests
Acquisition of Frontier net of cash received	-	7,479	-	7,479
Capital expenditures	(24,151)	(39,923)	(63,003)	(79,689)
Sales and disposals	-	5,689	35	6,129
Marketable securities
Purchases	(646)	(21,220)	(646)	(23,663)
Proceeds on disposals	5,766	-	42,154	263
Pension plan contributions	-	-	(1,856)	-
Restricted cash and other restricted assets	4,893	25,000	1,888	30,710
	(14,138)	(22,975)	(21,428)	(58,771)

Financing activities
Capital stock
Issuance of common shares for cash	5,366	1,463	18,969	6,726
Long-term and bank debt
Proceeds	-	-	4,982	5,000
Repayments	(4,982)	(25,000)	(4,982)	(35,479)
	384	(23,537)	18,969	(23,753)
Net increase (decrease) in cash and cash equivalents	13,831	(44,809)	87,700	5,553
Cash and cash equivalents - beginning of period	135,720	96,376	61,851	46,014
Cash and cash equivalents - end of period	149,551	51,567	149,551	51,567

Supplementary cash flow information (note 7)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado” or “the Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Brazil, China, Turkey and Greece. On July 1, 2006, the Company began production in Turkey, and on February 1, 2007, the Company began production in China. Production at the Kişladağ mine in Turkey was suspended in August 2007 as a result of a court injunction and the mine remained shut down throughout the rest of that year. The court injunction was removed in February 2008 and the mine restarted production on June 6, 2008. Production operations in Brazil ceased in the second quarter of 2007 and the São Bento mine (“São Bento”) was sold to AngloGold Ashanti on December 15, 2008.

With the exception of changes in accounting policies as outlined in note 2 below, these unaudited interim consolidated financial statements were prepared by Eldorado in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistent with those used to prepare Eldorado’s audited consolidated financial statements for the year ended December 31, 2008. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP for annual financial statements, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

In the opinion of management, Eldorado has made all adjustments necessary to present fairly the Company’s consolidated financial position as at September 30, 2009 and the consolidated results of operations, cash flows and comprehensive income for the three- and nine-month periods then ended.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Changes in accounting policies and new accounting developments

Goodwill and intangible assets (Section 3064)

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on recognizing, measuring, presenting and disclosing goodwill and intangible assets and is effective for the Company beginning January 1, 2009 and applies retrospectively.

The adoption of this new accounting policy did not have a material impact on Eldorado’s consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.    Changes in accounting policies and new accounting developments (continued)

Mining Exploration Costs (EIC Abstract 174)

In March 2009, the CICA issued EIC Abstract 174, “Mining Exploration Costs”. The EIC provides guidance on the accounting and the impairment review of exploration costs. This abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

Financial Instruments – Recognition and Measurement (Section 3855) and Impaired Loans (Section 3025)

In July 2009, the Accounting Standards Board (“AcSB”) amended Section 3855, Financial Instruments – Recognition and Measurement, and Section 3025, Impaired Loans, to converge with IFRS for impairment of debt instruments by enabling debt securities to be included in the loans and receivables category. The main features of the amendments are: i) to eliminate the distinction between debt securities and other debt instruments and adopt the definition of loans and receivables from IAS 39, Financial Instruments – Recognition and Measurement, ii) to permit reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and specifying the circumstances in which such transfers can be made and the accounting for those transfers, iii) to reclassify to net income, foreign exchange gains and losses associated with assets transferred out of the available-for-sale category, that were previously recognized in other comprehensive income, immediately upon transfer, iv) to change the impairment model for held-to-maturity investments to the incurred credit loss model in accordance with Section 3025, and v) to require the reversal of an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.

The new changes are effective for annual financial statements for fiscal years beginning on or after November 1, 2009. Application to interim financial statements in year of adoption is permitted if statements are issued on or after August 20, 2009. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

3.

Vila Nova Iron Ore Project

On August 5, 2009, the Company announced the acquisition of the remaining 25% interest in its Vila Nova Iron Ore Project (the "Project") from Mineração Amapari SA (“Amapari”), a Brazilian private company, in exchange for a Net Profits Interest royalty of 10% plus a sliding scale royalty based on the operating margin of the Project. The transaction took place between Amapari and Unamgen Mineração - a wholly owned subsidiary of Eldorado in Brazil.

Under the terms of the agreement, Eldorado has to pay $750 on start of commercial production plus variable payments tied to total production or sales of assets.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Defined benefit plans expense

	Three months ended		Nine months ended
	September 30,		September 30,
	2009 $	2008 $	2009 $	2008 $

Pension plan expense	31	-	87	-
SERP expense *	411	-	1,158	-

Total	442	-	1,245	-

* Non-registered Supplemental Retirement Plan

5.

Debt

In November 2007, Qinghai Dachaidan Mining Limited (“QDML”), our 90% owned subsidiary, entered into a $15,000 revolving facility (“the Facility) with HSBC Bank (China). The Facility can be drawn down in minimum tranches of $100 or in integral multiples of $10. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 10% markdown. The Facility had a term of one year and is subject to annual review and renewal. In November 2008, the Facility was renewed for a second year and the interest rate was fixed at 1.2 times the prevailing lending rate stipulated by the People’s Bank of China.

In January 2009, QDML drew down $5,000 under the Facility and the total amount was paid off in September, 2009. A restricted cash account was set up as collateral for the bank loan at the beginning of the year in the amount of $5,500 and it was released by the Bank when the loan was paid off at the end of September, 2009.

6.

Shareholders’ equity

(a)

Authorized and issued share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2009 there were no non-voting common shares outstanding.

Voting common shares	Number of shares	Amount $
Balance, December 31, 2008	368,278,029	931,933

Shares issued upon exercise of share options, for cash	4,062,992	18,969
Shares issued in consideration for investment in Sino Gold (note 8)	27,824,654	263,293
Estimated fair value of share options exercised	-	7,756

Balance, September 30, 2009	400,165,675	1,221,951

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.    Shareholders’ equity (continued)

(b)

Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

	Contributed surplus attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2008	18,284	1,094	19,378

Non-cash stock-based compensation	7,109	-	7,109
Options exercised, credited to share capital	(7,756)	-	(7,756)

Balance, September 30, 2009	17,637	1,094	18,731

(c)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income includes the following:

	September 30, 2009 $	December 31, 2008 $

Balance, beginning of period	(5,971)	214

Unrealized gains (losses) on available-for-sale investment	88,608	(6,431)
Other than temporary impairment charges	-	460
Realized gains (losses) on sale of available-for-sale investment transferred to net income	1,717	(61)
FIT on unrealized gains on available-for-sale investment	(10,253)
Reversal on acquisition of Frontier	-	(153)

Balance, end of period	74,101	(5,971)

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Stock-based compensation

(a)

Share option plans

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2008	5.71	13,438,914	3.9
Granted	9.60	688,000
Exercised	5.53	(4,062,992)
Cancelled	6.46	(55,000)

Balance, September 30, 2009	6.04	10,008,922	3.5

At September 30, 2009, 4,726,577 share purchase options (December 31, 2008 – 6,119,729) with a weighted average exercise price of Cdn$6.56 (December 31, 2008 – Cdn$5.69) had vested and were exercisable.

Options outstanding at September 30, 2009 are as follows:

	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	75,333	0.4	3.50	75,333	3.50
$4.00 to $4.99	4,558,741	4.1	4.88	758,074	4.88
$5.00 to $5.99	431,879	2.7	5.27	405,211	5.27
$6.00 to $6.99	1,962,800	3.4	6.44	1,013,458	6.44
$7.00 to $7.99	2,317,169	2.6	7.18	2,203,502	7.15
$9.00 to $9.99	633,000	4.5	9.53	260,999	9.62
$11.00 to $11.99	30,000	4.5	11.40	10,000	11.40

	10,008,922	3.5	6.04	4,726,577	6.56

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.    Stock-based compensation (continued)

(b)

Stock-based compensation expense

Stock-based compensation expense incurred to September 30, 2009 has been included in the undernoted expenses in the Consolidated Statements of Operations and Deficit as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009 $	2008 $	2009 $	2008 $

Operating costs	367	189	1,545	837
Exploration	220	189	795	942
General and administrative	1,280	1,217	4,769	4,796

	1,867	1,595	7,109	6,575

(c)

Bonus Cash Award Units plan

As of September 30, 2009, all Bonus Cash Award Units (“BCAUs”) awarded by the Company were exercised. The Company paid $2,543 in bonus cash award units in the nine months ended September 30, 2009. The related expense for the nine months ended as at September 30, 2009 in the amount of $559 is included in general and administrative expense in the Consolidated Statements of Operations and Deficit.

8.

Agreements to acquire Sino Gold Mining Limited

On July 27, 2009, Eldorado acquired 57,968,029 shares (19.8%) of Sino Gold Mining Limited (“Sino Gold”) from Gold Fields Limited (“Gold Fields”). On that date, Eldorado issued 27,824,654 common shares from Treasury as consideration for the 57,968,029 common shares of Sino Gold (the “Sino Gold shares”).

The Sino Gold shares were initially valued and recorded at $263,293 and are classified as a long term investment available for sale. As such, the investment in Sino Gold is carried at fair value at September 30, 2009, being $345,415, based on the closing price of the shares and foreign exchange rate at September 30, 2009. The increase in fair value during the period is recorded as an unrealized gain of $82,122 in other comprehensive income with a related future income tax charge of $9,946. In accordance with EIC-172, the tax benefit from the recognition of previously unrecognised tax losses carried forward consequent to the recording of unrealized gains on the Sino Gold investment has been recognized in net income as an income tax recovery of $9,946.

For a period of 18 months, Gold Fields has a top-up right which will apply should Eldorado purchase an additional 5% or more of the outstanding shares of Sino Gold and the sellers receive consideration equivalent to a share consideration ratio in excess of the 0.48 share exchange ratio received by Gold Fields.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.    Agreements to acquire Sino Gold Mining Limited (continued)

On August 26, 2009, Eldorado and Sino Gold announced that they had signed a Scheme Implementation Deed under which Eldorado proposed to acquire all of the issued and outstanding shares in Sino Gold that it does not currently own via a Scheme of Arrangement ("Scheme") under Australian law.

Consideration for the transaction will be Eldorado shares, with Sino Gold shareholders offered 0.55 Eldorado shares for each Sino Gold share they own. The transaction values Sino Gold at approximately A$2.2 billion (US$1.8 billion) as at the announcement date.

On completion of the transaction, Eldorado expects to issue 4.1 million shares to Gold Fields pursuant to the top-up right.

The transaction is subject to satisfaction of a number of customary conditions precedent, including the receipt of required regulatory and Australian court approvals, as well as the approval of Sino Gold shareholders. Regulatory approvals from the Australian Foreign Investment Review Board have been obtained, and subject to meeting customary conditions, approval from the TSX and NYSE have been obtained. The transaction is expected to close by mid December. On September 14, 2009, Eldorado announced that the due diligence conditions had been satisfied.

A reimbursement fee of A$21 million applies to both parties should the Scheme Implementation Deed be terminated under certain circumstances and the transaction does not complete.

9.

Supplementary cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2009 $	2008 $	2009 $	2008 $

Changes in non-cash working capital
Accounts receivable and other	(2,526)	(670)	16,002	1,337
Inventories	(10,595)	(8,266)	(22,672)	(10,687)
Accounts payable and accrued liabilities	6,804	(9,837)	9,011	421

	(6,317)	(18,773)	2,341	(8,929)

Supplementary cash flow information
Income taxes paid	12,667	12,701	25,529	21,379
Interest paid	89	1,595	211	1,854

Non-cash investing and financing activities
Increase in mineral interest financed by accounts payable	750	-	750	-

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Segmented information

During the periods ended September 30, 2009, Eldorado had five reporting segments. The Brazil reporting segment includes the development activities of Vila Nova and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemçukuru project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill project. The other reporting segment includes the operations of the Company’s corporate office and exploration activities in other countries.

	September 30, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Net mining interests
Producing properties	195,573	152,751	-	-	-	348,324
Properties under development	76,157	-	-	208,930	-	285,087
Iron ore property	-	-	46,871	-	-	46,871
Other mining interests	7,149	-	13,990	-	2,279	23,418

	278,879	152,751	60,861	208,930	2,279	703,700

	December 31, 2008

	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Net mining interests
Producing properties	190,881	163,157	-	-	-	354,038
Properties under development	54,378	-	-	207,407	-	261,785
Iron ore property	-	-	38,986	-	-	38,986
Other mining interests	4,151	-	7,359	-	1,990	13,500

	249,410	163,157	46,345	207,407	1,990	668,309

Operations

	For the three months ended September 30, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	53,606	28,002	-	-	-	81,608
Interest and other income	208	46	-	-	742	996
	53,814	28,048	-	-	742	82,604
Expenses except the undernoted	17,265	13,012	79	1,649	2,078	34,083
Depletion, depreciation and amortization	2,738	6,041	14	-	224	9,017
Exploration	1,488	230	597	-	867	3,182
Mine standby costs – Iron ore property	-	-	881	-	-	881
Gain on disposal of assets	11	-	-	-	108	119

Income (loss) before tax	32,312	8,765	(1,571)	(1,649)	(2,535)	35,322
Income tax (expense) recovery	(6,182)	(8,744)	-	-	9,987	(4,939)
Non-controlling interest	-	(229)	-	-	-	(229)

Net income (loss)	26,130	(208)	(1,571)	(1,649)	7,452	30,154

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.    Segmented information (continued)

	For the nine months ended September 30, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	155,212	58,749	-	-	-	213,961
Interest and other income	565	99	2	-	917	1,583
	155,777	58,848	2	-	917	215,544
Expenses except the undernoted	49,528	29,199	170	1,411	16,421	96,729
Depletion, depreciation and amortization	8,022	11,323	58	-	612	20,015
Exploration	4,337	837	1,396	-	2,048	8,618
Mine standby costs – Iron ore property	-	-	1,817	-	-	1,817
Gain on disposal of asset	11	-	-	-	(1,355)	(1,344)

Income (loss) before tax	93,879	17,489	(3,439)	(1,411)	(16,809)	89,709
Income tax (expense) recovery	(19,808)	(9,764)	-	-	10,222	(19,350)
Non-controlling interest	-	(1,244)	-	-	-	(1,244)

Net income (loss)	74,071	6,481	(3,439)	(1,411)	(6,587)	69,115

	For the three months ended September 30, 2008

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	41,048	23,965	-	-	-	65,013
Interest and other income	280	82	2,298	-	565	3,225
	41,328	24,047	2,298	-	565	68,238
Expenses except the undernoted	13,782	12,861	7,187	(334)	4,422	37,918
Depletion, depreciation and amortization	2,234	4,384	63	-	91	6,772
Exploration	5,847	47	852	-	697	7,443

Income (loss) before tax and other items	19,465	6,755	(5,804)	334	(4,645)	16,105
Income tax (expense) recovery	(2,696)	(1,366)	5,708	-	(21)	1,625
Non-controlling interest	-	(690)	-	-	-	(690)

Net income (loss)	16,769	4,699	(96)	334	(4,666)	17,040

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.    Segmented information (continued)

	For the nine months ended September 30, 2008

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	114,292	99,455	-	-	-	213,747
Interest and other income	648	308	6,605	-	1,775	9,336
	114,940	99,763	6,605	-	1,775	223,083
Expenses except the undernoted	39,257	39,222	8,759	(334)	18,529	105,433
Depletion, depreciation and amortization	5,333	13,452	63	-	260	19,108
Exploration	9,016	234	1,646	-	1,410	12,306

Income (loss) before tax and other items	61,334	46,855	(3,863)	334	(18,424)	86,236
Income tax (expense) recovery	(11,167)	(8,928)	2,557	-	(69)	(17,607)
Non-controlling interest	-	(5,697)	-	-	-	(5,697)

Net income (loss)	50,167	32,230	(1,306)	334	(18,493)	62,932